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                                                                    EXHIBIT 99.1


Qiao Xing Announces Advanced Delivery of 50,000 Q200 Mobile Phones

Q200 Phones Recently Introduced by Qiao Xing as World's First Folding Dual-Display Mobile Phone with FM Radio

GUANGDONG, China & LOS ANGELES--(BUSINESS WIRE)--May 21, 2002--Qiao Xing Universal Telephone (Nasdaq:XING - News), the second largest telephone manufacturer in China, today announced the advanced delivery of an order for 50,000 sets of the Company's recently introduced Q200 mobile phones, valued at $8.4 million, to Shenzhen SED Traded Development Co., Ltd. and two other customers. The Company will recognize the revenues from this order in the current quarter.

Shenzhen SED Trade Development Co., Ltd. is a wholly-owned subsidiary of Shenzhen SED Industrial Co., Ltd., a China-listed company.

Mr. Rui Lin Wu, Chairman of Qiao Xing Universal, said, "We are pleased to have successfully delivered this 50,000 set order of our Q200 mobile phones ahead of schedule. The response from our customers to the Q200 has been outstanding and we anticipate additional large orders to materialize very shortly."

To be added to Qiao Xing's investor e-mail and fax lists, please contact Haris Tajyar of Investor Relations International at htajyar@irintl.com.

About Qiao Xing Universal Telephone

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties that include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.